Exhibit 99.1

Driver Management Company LLC

December 3, 2019

Mr. John McCullough
Lead Director
c/o Ms. Tonya Sturm
Secretary
First United Corporation
19 South Second Street
Oakland, MD 21150

Via email

Mr. McCullough,

After reviewing your recent correspondence to me as well as First United Corporation’s (“First United”) recent public statements, I have one question for you: Who do you think you are fooling?

Who do you think you are fooling by attempting to conflate nomination of candidates for shareholders to vote on with recommendation of candidates to the Board?

As you know, Driver has the right to nominate candidates for election to First United’s board of directors (the “First United Board”). We have intentionally chosen this direct route to submit our candidates to shareholders in opposition to the incumbent directors, rather than requesting that the First United Board consider those candidates for nomination as “management” directors, for one very simple reason: We believe the First United Board is deeply entrenched, and that any review by the First United Board would be a performative sham designed to give the misleading impression that the First United Board is responsive to shareholders.

Given that First United has engaged not one, but two law firms (at the expense of all shareholders), it strains credulity to think that you and the rest of the First United Board do not understand the difference between Driver’s nomination of director candidates for shareholders to vote on and a request for the First United Board to consider our nominees. You and the rest of the First United Board presumably understand that Driver is not obligated to submit questionnaires to, or present our nominees for interview by, the First United Board before introducing them to shareholders. We believe that your public statements harping on director questionnaires and director interviews are a pathetic and desperate attempt to distract shareholders from the true issue here: First United’s lack of strategic direction and the incremental value Driver believes First United could obtain for all shareholders by publicly commencing a sale process.

Who do you think you are fooling by refusing to discuss a sale process without first receiving director questionnaires and interviewing our board nominees?

In your correspondence to me, and in messages conveyed through your attorneys, you have repeatedly conditioned discussing the “matters [Driver has] raised” on the receipt of director questionnaires and interviews with our nominees. We fail to see how director questionnaires and interviews of our nominees have any relation to a sale process—the most important matter we have raised to you. In our view conditioning one on the other appears to be nonsensical and a dodge aimed at avoiding any serious discussion of a sale process.

Who do you think you are fooling by claiming that First United welcomes input from shareholders?

Two other shareholders have publicly endorsed Driver’s call for First United to explore a sale. Numerous other shareholders have contacted me privately to let me know that they have told Carissa Rodeheaver, your Chairman and CEO, that they would like First United to (i) explore a sale and (ii) not waste corporate resources by engaging in a proxy fight that will delay or avoid a sale. What’s the point of welcoming shareholder input if you will not listen to or act on that input? By taking actions directly contrary to the shareholder input you have received, we believe that you and the First United Board are demonstrating that you do not prioritize shareholder concerns when they conflict with your own interests in preserving your board seats.

Who do you think you are fooling by increasing First United’s buyback authorization when First United has yet to repurchase any shares of stock?

Given that First United has not purchased any of the more than 350,000 shares of stock you are authorized to purchase under the buyback plan put in place in April of this year, your recent decision to increase your buyback authorization by another 40% seems bizarre and unnecessary—particularly since First United’s stock price has increased by more than 26%%1 over that same period. If the First United Board actually wants to repurchase 500,000 shares of First United common stock at current market prices, why doesn’t the First United Board simply launch a self-tender? Is it because you don’t actually want to buy any of your shares, and the large buyback authorization is merely posturing intended to mislead shareholders and thwart Driver and others who have called for a sale?

Who do you think you are fooling by “authorizing” the trustee of First United’s pension plan to buy the maximum amount possible of First United common stock?

Your Form 8-K filed with the SEC on November 25, 2019 (the “8-K”) announced that First United had “authorized the Trust Department of First United Bank & Trust (the “Trust Department”) to use up to 10% of the assets in the First United Corporation noncontributory defined benefit pension plan (the “Pension Plan”) to purchase up to 150,000 shares of Common Stock to be held as an investment in the Pension Plan.” Presumably this announcement is intended to communicate that First United will use Pension Plan assets to buy votes in favor of the incumbent board. However, we are not aware of any requirement to obtain such a prior authorization and, as a result, the announcement appears to be a particularly hollow threat. We also view the idea that the Trust Department, in its capacity as a fiduciary to the beneficiaries of the Pension Plan, would invest 10% of plan assets in First United common stock, as laughable in the extreme given our belief that First United common stock is trading largely on the potential likelihood of a sale that the First United Board appears determined to prevent.

I would normally ask that you call me to discuss the above. Since you have consistently avoided any direct communication with me (despite my many requests), I won’t bother. But if you change your mind and actually want to have some constructive engagement, I am more than willing to listen. In the meantime, it appears that you and the rest of the First United Board are set on both preventing a sale and (consequently) hanging on to your board seats. We believe that you should come clean and admit to this apparent entrenchment. We have never attempted to hide the fact that we have one primary objective: a sale process that maximizes long-term value to all First United shareholders. Can you please be similarly transparent regarding your objective, which seems to be to prevent a sale process?

/s/ Abbott Cooper

J. Abbott R. Cooper
Managing Member
Driver Management Company LLC

1 Based on the closing price of First United’s common stock of $18.92 per share on April 30, 2019 and $23.92 on December 2, 2019.